                           ENHANCED GUARANTEED MINIMUM
                               DEATH BENEFIT RIDER
                                 ("this Rider")

ENHANCED GUARANTEED MINIMUM DEATH BENEFIT FOR A VARIABLE ANNUITY

This Rider is part of the Contract to which it is attached. This Rider is effective if selected by the Owner. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider will terminate on the earlier of the Annuity Commencement Date or the Valuation Date LNY receives Notice to change the Death Benefit to a Death Benefit Option with a lower charge.

The following provision replaces Section 6.01 Determination of Amounts.

The Enhanced Guaranteed Minimum Death Benefit is equal to the greatest of:

     a. the Contract Value on the Valuation Date the Death Benefit is approved by the LNY Servicing Office for payment; or

     b. the sum of all Gross Purchase Payments decreased proportionally by all withdrawals, including any applicable charges and any premium tax incurred; or

     c. the highest Contract Value on the Contract Date or on any Contract Date anniversary (including the amount of the initial Gross Purchase Payments on the Contract Date) prior to the 81st birthday of the deceased Owner or Annuitant and prior to the date of death of the Owner or Annuitant for whom a death claim is approved by the LNY Servicing Office for payment. The highest Contract Value is adjusted for certain transactions. It is increased by Gross Purchase Payments made on or after that Contract Date anniversary on which the highest Contract Value is obtained. It is decreased proportionally by partial withdrawals, including any applicable charges and any premium tax incurred on or after that Contract Date anniversary on which the highest Contract Value is obtained.

Upon the death of an Owner or Annuitant of this Contract, if a surviving spouse continues the Contract, the excess, if any, of the Death Benefit over the current Contract Value as of the date on which the death claim is approved by LNY for payment will be credited into the Contract. The excess will only be credited one time for each Contract.

If the Owner is a corporation or other non-individual (non-natural person) and there are Joint Annuitants, upon the death of the first Joint Annuitant to die, if the Contract is continued, the excess, if any, of the Death Benefit over the current Contract Value as of the date on which the death claim is approved by LNY for payment will be credited into the Contract. This excess will only be credited one time for each Contract.

If at any time the Owner or Annuitant named on this Contract is changed, except on the death of the prior Owner or Annuitant, the Death Benefit for the new Owner or Annuitant will be the Contract Value as of the Valuation Date the death claim for the new Owner or Annuitant is approved by the LNY Servicing Office for payment.

Other Death Benefit requirements may apply as shown on the Contract Specifications.

                   Lincoln Life & Annuity Company of New York

                   /s/ Lorry J. Stensrud

                           Lorry J. Stensrud, President